LEGAL MATTERS We are being represented by Shearman & Sterling LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Jones Day with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Beijing Mingtai Law Firm and for the underwriters by Jingtian & Gongcheng. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Beijing Mingtai Law Firm with respect to matters governed by PRC law. Jones Day may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. EXPERTS Our audited financial statements included in this prospectus and elsewhere in this registration statement have been audited by GHP Horwath, P.C., an independent registered public accounting firm, for the periods and to the extent set forth in their report appearing herein and elsewhere in this registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as experts in accounting and auditing. The offices of GHP Horwath, P.C. are located at 1670 Broadway, Suite 3000, Denver, Colorado 80202, U.S.A.